Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Relating to Preliminary Prospectus dated February 8, 2017

Registration Statement No. 333-214021

February 10, 2017

Clipper Realty Inc.

Common Stock

This free writing prospectus relates to the initial public offering of shares of common stock of Clipper Realty Inc. and should be read together with the preliminary prospectus dated February 8, 2017 (the “Preliminary Prospectus”) that was included in Amendment No. 5 to the Registration Statement ( “Amendment No. 5”) on Form S-11 relating to this offering, which may be accessed through the following link:

https://www.sec.gov/Archives/edgar/data/1649096/000161577417000417/s105259_s11a.htm

You should read Amendment No. 5 carefully, including the section entitled “Risk Factors” and the financial statements and related notes, before deciding to invest in shares of our common stock.

This free writing prospectus supplements and updates the information contained in the Preliminary Prospectus, including by amending certain information in the Preliminary Prospectus to reflect the pricing terms of the initial public offering and the acquisition of shares in this offering by some of the Company’s continuing investors (as defined in the Preliminary Prospectus).

Unless the context otherwise indicates, references to the “Company,” “our company,” “we,” “our,” and “us” are to Clipper Realty Inc. and its consolidated subsidiaries.

Pricing Terms of the Initial Public Offering

Common stock offered by us	5,590,149 shares (6,445,149 shares if the underwriters exercise their option to purchase additional shares in full)

Common stock offered by the selling stockholders	109,851 shares

Common stock outstanding immediately after this offering	17,012,755 shares (17,867,755 shares if the underwriters exercise their option to purchase additional shares in full)

Offering price	$13.50 per share of common stock

Net proceeds

We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and other estimated offering expenses payable by us, will be approximately $68.1 million ($78.8 million if the underwriters exercise their option to purchase additional shares in full).

We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders.

Participation in this Offering

David Bistricer, our Co-Chairman and Chief Executive Officer, has agreed to purchase, directly or indirectly through one or more affiliated entities or trusts, an aggregate of 250,000 shares of our common stock in this offering at the initial public offering price. No underwriting discount or commission will be payable with respect to these shares. Immediately following completion of this offering, assuming no exercise of the underwriters’ option to purchase additional shares, David Bistricer will beneficially own 11.5% of our common stock on a fully diluted basis and 11.2% of the voting power in our company, with a total value of approximately $67.9 million, represented by 568,262 shares of our common stock (including 318,262 shares of our common stock purchased in the private offering), 4,278,058 class B LLC units, 4,278,058 shares of special voting stock, and 185,186 LTIP units.

Sam Levinson, our Co-Chairman and the Head of our Investment Committee, has agreed to purchase, directly or indirectly through one or more affiliated entities or trusts, an aggregate of 250,000 shares of our common stock in this offering at the initial public offering price. No underwriting discount or commission will be payable with respect to these shares. Immediately following completion of this offering, assuming no exercise of the underwriters’ option to purchase additional shares, Sam Levinson will beneficially own 20.0% of our common stock on a fully diluted basis and 20.0% of the voting power in our company, with a total value of approximately $118.5 million, represented by 1,369,415 shares of our common stock, 7,296,279 class B LLC units, 7,296,279 shares of special voting stock and 115,742 LTIP units. This amount includes shares of our common stock, class B LLC units and shares of special voting stock held by entities in which Mr. Levinson is the managing member.

Jacob Schwimmer, our Chief Property Management Officer, has agreed to purchase, directly or indirectly through one or more affiliated entities or trusts, an aggregate of 250,000 shares of our common stock in this offering at the initial public offering price. No underwriting discount or commission will be payable with respect to these shares. Immediately following completion of this offering, assuming no exercise of the underwriters’ option to purchase additional shares, Jacob Schwimmer will beneficially own 5.8% of our common stock on a fully diluted basis and 5.7% of the voting power in our company, with a total value of approximately $34.2 million, represented by 285,000 shares of our common stock, 2,188,334 class B LLC units, 2,188,334 shares of special voting stock and 57,779 LTIP units.

Moric Bistricer has agreed to purchase, directly or indirectly through one or more affiliated entities or trusts, an aggregate of 250,000 shares of our common stock in this offering at the initial public offering price. No underwriting discount or commission will be payable with respect to these shares. Immediately following completion of this offering, assuming no exercise of the underwriters’ option to purchase additional shares, Moric Bistricer will beneficially own 10.3% of our common stock on a fully diluted basis and 10.5% of the voting power in our company, with a total value of approximately $61.1 million, represented by 250,000 shares of our common stock, 4,278,058 class B LLC units and 4,278,058 shares of special voting stock.

Each of the purchasers of common stock named above is a continuing investor.  “Continuing investors” are holders of interests in the predecessor entities who received class B LLC units or shares of our common stock upon consummation of the formation transactions.  Immediately prior to this offering, continuing investors beneficially owned 74.4% of our common stock on a fully diluted basis.  Immediately following completion of this offering, after giving effect to the purchases of our common stock described above, the continuing investors will own 67.2% of our common stock on a fully diluted basis (65.9% if the underwriters exercise their option to purchase additional shares in full).  Continuing investors currently own shares of our special voting stock giving them one vote per share on all matters on which our stockholders vote for each class B LLC unit held by them, subject to certain adjustments and restrictions, meaning that, immediately prior to this offering, such continuing investors generally have 74.8% of the voting power in our company. Immediately following the completion of this offering, the continuing investors generally will have 67.2% of the voting power in the company (65.9% if the underwriters exercise their option to purchase additional shares in full).

For additional information, see “Security Ownership of Certain Beneficial Owners and Management” in the Preliminary Prospectus.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting FBR Capital Markets & Co., Attention: Prospectus Department, 1300 North 17th Street, Suite 1400, Arlington, Virginia 22209, or by calling 800-846-5050; or Raymond James & Associates, Inc., 880 Carillon Parkway, St. Petersburg, FL 33716, Attention: Equity Syndicate, or by calling 800-248-8863.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.